                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*


                              Critical Path, Inc.
------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
------------------------------------------------------------------
                        (Title of Class of Securities)


                                   22674V100
                                 ------------
                                (CUSIP Number)


-----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          Check the following box to designate the rule pursuant to which the
          Schedule is filed:

          [ ]    Rule 13d-1(b)

          [ ]    Rule 13d-1(c)

          [X]    Rule 13d-1(d)


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 22674V100
___________________________________________________________________________________________________________________________________

     1.         Name of Reporting Persons.
                I.R.S. Identification Nos. of above persons
                (entities only).
                         E*Trade Group, Inc.
                -------------------------------------------------------------------------------------------------------------------
___________________________________________________________________________________________________________________________________
     2.         Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)  --------------------------------------------------------------------------------------------------------------
                        [ x ]
                 b)  --------------------------------------------------------------------------------------------------------------
___________________________________________________________________________________________________________________________________
     3.         SEC Use only  -----------------------------------------------------------------------------------------------------
__________________________________________________________________________________________________________________________________
     4.         Citizenship or Place of Organization    Delaware
                                                      ----------------------------------------------------------------------------
__________________________________________________________________________________________________________________________________
Number of            5.    Sole Voting Power       3,865,877
Shares                                        ------------------------------------------------------------------------------------
Beneficially       _______________________________________________________________________________________________________________
owned by
Each                 6.    Shared Voting Power        156,346
Reporting                                        ---------------------------------------------------------------------------------
Person With:       _______________________________________________________________________________________________________________
                     7.    Sole Dispositive Power     3,865,877
                                                    ------------------------------------------------------------------------------
                   _______________________________________________________________________________________________________________
                     8.    Shared Dispositive Power     156,346
                                                       ---------------------------------------------------------------------------
__________________________________________________________________________________________________________________________________
     9.         Aggregate Amount Beneficially Owned by Each Reporting Person      4,022,223
                                                                               ---------------------------------------------------
     10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)-------------------------------
     11.        Percent of Class Represented by Amount in Row (9)      7.4%
                                                                    -------------------------------------------------------------

 ________________________________________________________________________________________________________________________________
     12.        Type of Reporting Person (See Instructions)
 ________________________________________________________________________________________________________________________________
                CO
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---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
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_________________________________________________________________________________________________________________________________

                         INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page
---------------------------

(1) Names and l.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5) (9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                             Category                                           Symbol
        Broker Dealer                                                             BD
        Bank                                                                      BK
        Insurance Company                                                         IC
        Investment Company                                                        IV
        Investment Adviser                                                        IA
        Employee Benefit Plan, Pension Fund, or Endowment Fund                    EP
        Parent Holding Company/Control Person                                     HC
        Savings Association                                                       SA
        Church Plan                                                               CP
        Corporation                                                               CO
        Partnership                                                               PN
        Individual                                                                IN
        Other                                                                     OO

          Notes:

          Attach as many copies of the second part of the cover page as are needed, one reporting person per page.


          Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

          Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

             SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

          Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

          Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

          Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

          Failure to disclose the information requested by this schedule, except for l.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                             GENERAL INSTRUCTIONS

Statements filed pursuant to Rule 13a-l(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-l(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13a-l(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13a-l(d) and 13d-2(b).

Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

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The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.
    (a)   Name of Issuer                                                      Critical Path, Inc.
    (b)   Address of Issuer's Principal Executive Offices                     320 1st Street
                                                                              San Francisco, California
                                                                              94105
Item 2.
    (a)   Name of Person Filing                                               E*Trade Group, Inc.
    (b)   Address of Principal Business Offices or, if none,                  4500 Bohannon Drive
          Residence                                                           Menlo Park, California 94025

    (c)   Citizenship                                                         Delaware
    (d)   Title of Class of Securities                                        Common stock, par value $.001 per share
    (e)   CUSIP Number                                                        22674V100

Item 3.  If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)   [ ]  Broker or dealer registered under section 15 of the Act (15
               U.S.C. 70o)c

    (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

    (c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act (15
               U.S.C. 78c)

    (d)   [ ]   Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8)

    (e)   [ ]   An investment adviser in accordance with (S)240.13d-
                1(b)(1)(ii)(E)

    (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F)

    (g)   [ ]   A parent holding company or control person in accordance with
                (S)240.13d-1(b)(1)(ii)(G)

    (h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813)

    (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

    (j)   [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

  This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or
  (c).

Item 4.  Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   Amount Beneficially Owned:         4,022,223                    .
                                            ----------------------------
    (b)   Percent of Class:        7.4%                 .
                                  --------------------
    (c)   Number of shares as to which such person has:

    (i)   Sole power to vote or to direct the vote:       3,865,877    .
                                                          -------------
    (ii)  Shared power to vote or to direct the vote:       156,346      .
                                                            -------------
    (iii) Sole power to dispose or to direct the disposition of:   3,865,877  .
                                                                   -----------
    (iv)  Shared power to dispose or to direct the disposition of:     156,346.
                                                                     ---------

          Instruction: For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ] .

          Instruction:  Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
          Not applicable.

Item 8.  Identification and Classification of Members of the Group
          Not applicable.

Item 9.  Notice of Dissolution of Group
          Not applicable.

Item 10. Certification
          Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                                           May 18, 2000
                                                 --------------------------------------------------------------
                                                    Date
                                                    /s/ Theodore J. Theophilos
                                                 --------------------------------------------------------------
                                                    Signature
                                                    Theodore J. Theophilos, Corporate Secretary
                                                 --------------------------------------------------------------
                                                    Name/Title

          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
          (S)240.13d-7 for other parties for whom copies are to be sent.

 Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)